UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Borden Ladner Gervais, LLP

22 Adelaide St. West, Suite 3400

Bay Adelaide Centre, East Tower

Toronto ON M5H 4E3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

At the annual general and special meeting of the Company’s shareholders held on June 17, 2026 (the “Meeting”), a requisite quorum of the Company’s common shares, no par value per share (“Common Shares”) were present in person or by proxy. All matters put to shareholders for consideration and approval, as set out in the Company’s management proxy circular dated May 18, 2026, were approved by the requisite number of votes cast at the Meeting, including (1) the re-election of all director nominees, (2) the re-appointment of Deloitte LLP as auditors, and (3) the authorization to proceed with the changes in the Company’s share capital (the “Share Capital Amendment”), consisting of (i) the consolidation (the “Consolidation”) of the Company’s common shares (“Common Shares”) on the basis of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares; and (ii) the immediate subsequent split of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share.

The Company also announced that Peter H. Puccetti, Chairman of the Company’s board of directors, and who has been serving as Interim Chief Executive Officer since November, has been appointed as the Company’s permanent full-time President and CEO, effective immediately. In his role, Mr. Puccetti will continue to aim to strengthen operational performance and align resources with key strategic priorities, building upon the objectives advanced during his interim tenure.

The complete voting results of all matters voted on at the Meeting are available on SEDAR+ under the Company’s issuer profile at www.sedarplus.ca. The Company will provide further information with respect to the proposed Share Capital Amendment in due course.

Attached and incorporated by reference in this Form 6-K are the following exhibits:

DOCUMENTS INDEX

Exhibit	Description
99.1	Press Release, dated June 18, 2026.
99.2	Report on Voting Results for the Registrant’s Annual General and Special Meeting of Shareholders held June 18, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: June 18, 2026	By:	/s/ Giuliano La Fratta
Name: Giuliano La Fratta
Title: Chief Financial Officer